

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 8, 2013

<u>Via Email</u>
Mr. Bruce E. Kiddoo
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

> **Re:** **Maxim Integrated Products, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 17, 2012**
> **Form 10-Q for the Quarter Ended December 29, 2012**
> **Filed January 25, 2013**
> **File No. 001-34192**

Dear Mr. Kiddoo:

    We have reviewed your response letter dated January 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>Item 7. Management's Discussion and Analysis, page 22</u>

1.   Please expand your response to prior comment 1 to address the portion requesting you to tell us how the changes noted in the last sentence of that comment relate to your results of operations or otherwise represent a known trend.

Item 11. Executive Compensation, page 35

2.   It appears from the second paragraph of your response to prior comment 3 that you will
        disclose in future filings the nature of and amounts repurchased under the repurchase
        program. Please also confirm, to the extent applicable and material to your current and
        future executive compensation disclosure, that you will disclose in future filings whether
        the amounts repurchased impacted your performance relative to your peers.

3.   We note your response to prior comment 4. While "no single factor" may be
        determinative and "the impact of any one factor" may not be quantifiable, it continues to
        be unclear how the factors you cite relate to the compensation you pay. For example, did
        you consider all of the cited factors in setting equity awards? Which factor or factors led
        to the conclusion to increase the relative proportion of options awarded by value, as well
        as the overall increase in value of equity awarded? It is unclear from your disclosure how
        and why many of the factors you cite, such as job scope, experience and qualifications,
        would have any impact on the nature of equity awarded.

Notes to Consolidated Financial Statements, page 41

Note 12. Segment Information, page 62

4.   We note your response to prior comment 6 and that you have analyzed the primary
        financial metrics provided in your CODM package on a historical and projected basis and
        that you have concluded that your long-term financial performance of your operating
        segments are similar. Please provide us with a quantitative analysis of your financial
        metrics, including historical and long-term, for the three Solution Groups operating
        segments. Please also provide a more detailed discussion on why you believe these
        segments have similar economic characteristics. Refer to the guidance in paragraph 280-
        10-50-11 of the FASB Accounting Standards Codification*.*

Form 10-Q for the Quarter Ended December 29, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

– Results of Operations, page 24

5.   We note your response to prior comment 8. We note your disclosures here regarding the
        increase in revenues for the three months ended December 29, 2012 as compared to the
        three months ended December 31, 2011. As previously requested, with reference to your
        disclosure that changes in revenues were due to "increased demand for [y]our products in
        three of [y]our end markets," please explain to us *why* demand is increasing in those
        markets. Discuss whether the increasing demand represents a trend that should be
        separately discussed under Item 303 of Regulation S-K. Also, consistent with your

response to prior comment 1, please revise future filings to discuss the nature of and reasons underlying changes to your cash flows, in addition to reciting the numerical changes, as you continue to do on page 27.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo, Staff Attorney, at (202) 551- 3289, or Geoff Kruczek, Reviewing Attorney, at (202) 551- 3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief